UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.

401(k) TRUST

AND PLAN

FINANCIAL

STATEMENTS

DECEMBER 31,

2013 AND 2012

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RPM International Inc. Audit Committee

RPM International Inc. 401(k) Trust and Plan

Medina, Ohio

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. 401(k) Trust and Plan (the Plan) as of December 31,
2013 and 2012, and the related statement of changes in net assets available for benefits
(modified cash basis) for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. 401(k) Trust and
Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, on the basis of accounting described in Note A.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The
supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 19, 2014

Cleveland, Ohio

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

	December 31, 2013	December 31, 2012
ASSETS

Investments, at fair value	$580,456,832	$458,868,517

Receivables
Notes from participants	7,688,456	6,992,870
Employer’s contribution	298,418	798,307
Participants’ contributions	545,833	1,502,775

	8,532,707	9,293,952
Adjustment from fair value to contract value for fully benefit responsive investment contract	(530,112)	(1,975,656)

NET ASSETS AVAILABLE FOR BENEFITS	$588,459,427	$466,186,813

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For The Year Ended December 31, 2013

Additions To Net Assets Attributed To:

Contributions
Participants	$25,498,970
Employer	13,186,021
Rollover Contributions	1,431,810	$40,116,801

Investment Income
Interest and Dividends	5,696,511
Unrealized Gain on Investments	84,576,460
Realized Gain on Sale of Investments	19,532,123	109,805,094

Interest on Notes Receivable from Participants		319,093

Assets Transferred from Another Trustee		6,827,072

		157,068,060

Deductions from Net Assets Attributed To:

Benefits Paid to Participants	34,487,418
Administrative Expenses	308,028	34,795,446

Net Increase		122,272,614

Net Assets Available for Benefits:

Beginning of Year		466,186,813

End of Year		$588,459,427

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies

Basis of Accounting

The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

In accordance with Generally Accepted Accounting Principles (GAAP) and the modified cash basis of accounting, the Plan has adopted Financial Accounting Standards Board (FASB) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP and the modified cash basis of accounting, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trusts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Full-time employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Part-time employees, as defined, are eligible to participate provided they have worked for the Company for a period of 12 months and have met certain hour requirements.

Contributions

Participants may contribute up to 50% of pretax annual compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Plan is a “safe harbor 401(k) plan.” The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants can only have one loan outstanding under the Plan at any time. The loans are secured by the balance in the participant’s account and bear interest at rates determined at the inception of the loan. Interest rates ranged from 3.25% to 10.25%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Expenses

During 2013, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

NOTE C - Fair Value Measurements

The Plan follows the provisions of Fair Value Measurements and Disclosures which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual term), the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at quoted prices from an active market which represents the net asset value of shares held by the Plan at year-end.

Common Stock Fund: The Common Stock Fund is a unitized fund. The fund consists of common stock, mutual funds and short-term cash equivalents which provide liquidity for trading. The common stock and mutual funds are valued at quoted market prices from an active market, and the short- term cash equivalents are valued at cost, which approximates fair value.

Common/Collective Trusts: Fair value for these investments is determined by the net asset value based on the fair value of the underlying funds. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as the adjustment from fair value to contract value. The use of net asset value as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Insurance Contracts: Valued at cash surrender value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$43,269,725	$—	$—	$43,269,725
Growth Funds	251,115,205	—	—	251,115,205
Fixed Income Funds	—	32,081,785	—	32,081,785
International Funds	40,276,447	—	—	40,276,447
Index Fund	24,632,863	—	—	24,632,863
Other Funds (Target & Cash)	80,268,390	—	—	80,268,390

Total Mutual Funds	439,562,630	32,081,785	—	471,644,415
Common Collective Trusts
Stable Value Fund	—	65,491,163	—	65,491,163
Common Stock Fund	—	43,226,495	—	43,226,495
Insurance Contracts	—	—	94,759	94,759

Total Assets at Fair Value	$439,562,630	$140,799,443	$94,759	$580,456,832

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$35,102,881	$—	$—	$35,102,881
Growth Funds	180,561,902	—	—	180,561,902
Fixed Income Funds	—	38,779,809	—	38,779,809
International Funds	30,212,299	—	—	30,212,299
Index Fund	16,901,033	—	—	16,901,033
Other Funds (Target & Cash)	54,754,467	—	—	54,754,467

Total Mutual Funds	317,532,582	38,779,809	—	356,312,391
Common Collective Trusts
Stable Value Fund	—	70,098,154	—	70,098,154
Common Stock Fund	—	32,356,356	—	32,356,356
Insurance Contracts	—	—	101,616	101,616

Total Assets at Fair Value	$317,532,582	$141,234,319	$101,616	$458,868,517

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013:

Insurance Contracts
Balance, beginning of year	$101,616
Unrealized losses relating to instruments still held at the reporting date	(6,857)

Balance, end of year	$94,759

NOTE D – Investments

The following presents investments at December 31, 2013 and 2012 that represent 5% or more of the Plan’s net assets:

	2013	2012
American Washington Mutual Investors Fund	$41,583,194	$30,286,749
Fidelity Contrafund	69,321,953	52,307,004
Janus Balanced Fund	43,269,725	35,102,881
Wells Fargo Stable Return Fund	65,491,163	70,098,154
Harbor Capital Appreciation Instl	59,730,098	43,802,456
Neuberger & Berman Genesis Fund	36,362,574	25,217,347
RPM International Income Stock Fund	43,226,495	32,356,356
ING Midcap Opportunities	32,608,612	23,358,993

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $104,108,583.

Registered investment companies and company stock fund	$102,997,188
Common/collective Trust	1,111,395

Total	$104,108,583

NOTE E – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE F – Income Tax Status

The Plan obtained its latest determination letter on May 7, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE G – Related Party Transactions

The diversified Stable Value Fund is a common trust fund managed by Wells Fargo Bank N.A. Wells Fargo Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $308,028 for the year ended December 31, 2013.

In addition, at December 31, 2013, the Plan held shares of RPM International Income Stock Fund valued at $43,226,495. At December 31, 2012, the Plan held shares of RPM International Income. Stock Fund valued at $32,356,356. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

NOTE H – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE I – Reconciliation to Form 5500

As discussed in the investment valuation and income recognition section of Note A, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Form 5500 reports at fair value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$588,459,427	$466,186,813
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	530,112	1,975,656

Net assets per the Form 5500	$588,989,539	$468,162,469

The following is a reconciliation of income and appreciation per the financial statements to the Form 5500 for the year ended December 31, 2013:

Investment income and interest on notes receivable per the financial statements	$110,124,187
Adjustment from contract value to fair value for fully benefit-responsive Investment contracts	(1,445,544)

Investment income per the Form 5500	$108,678,643

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 011

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2013
*	Wells Fargo Stable Return Fund	Common/collective trusts	$65,491,163
	Fidelity Advisor Government Investment Fund	Registered investment company	17,378,497
	PIMCO Total Return	Registered investment company	14,703,289
	Fidelity Contrafund	Registered investment company	69,321,953
	Neuberger & Berman Genesis Fund	Registered investment company	36,362,574
	American Europacific Growth Fund	Registered investment company	12,124,334
	Dodge & Cox International Stock Fund	Registered investment company	28,152,113
	Janus Balanced Fund	Registered investment company	43,269,725
	Templeton Global Total Return	Registered investment company	2,491,617
	Harbor Capital Appreciation Instl	Registered investment company	59,730,098
	American Washington Mutual Investors Fund	Registered investment company	41,583,194
*	RPM International Inc. Stock Fund	Company stock	43,226,495
	ING Midcap Opportunities	Registered investment company	32,608,612
	Vanguard Instl Index Fund	Registered investment company	24,632,863
	Vanguard Small Cap Index SIG	Registered investment company	9,017,158
	Vanguard Target Retirement 2010 Fund	Registered investment company	2,534,197
	Vanguard Target Retirement 2015 Fund	Registered investment company	11,465,983
	Vanguard Target Retirement 2020 Fund	Registered investment company	11,525,975
	Vanguard Target Retirement 2025 Fund	Registered investment company	12,102,826
	Vanguard Target Retirement 2030 Fund	Registered investment company	11,658,938
	Vanguard Target Retirement 2035 Fund	Registered investment company	4,544,289
	Vanguard Target Retirement 2040 Fund	Registered investment company	21,103,761
	Vanguard Target Retirement 2045 Fund	Registered investment company	2,573,996
	Vanguard Target Retirement 2050 Fund	Registered investment company	1,750,456
	Vanguard Target Retirement 2055 Fund	Registered investment company	1,007,967
	Northwestern Mutual Life Insurance	Life insurance	94,759

	Total Investments		$580,456,832

*	Notes receivable from participants	Loans (3.25% to 10.25%)	$7,688,456

*	Denotes an allowable party in interest

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner
Janeen Kastner, Vice President - Corporate
Benefits & Risk Management

Date: June 24, 2014

EXHIBIT INDEX

23.1	Consent of SS&G Financial Services, Inc.